UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Demand Pooling, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 000-53394

Delaware	26-2517763
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

555 California Street, Suite 4925 San Francisco, CA	94104
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 659-1899

Sarah Hewitt, Esq.

Schnader Harrison Segal & Lewis LLP

140 Broadway, Suite 3100
New York, NY 10005-1101

Telephone No. (212) 973-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on behalf of the Person(s) Filing Statement)

Demand Pooling Inc.
555 California Street, Suite 4925

San Francisco, CA 94014

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

This Information Statement is being mailed to holders of record as of June 29, 2016 of shares of common stock, par value $0.0001 per share, of Demand Pooling, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF DEMAND POOLING, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions or would like additional copies of this Information Statement, you should contact Demand Pooling, Inc. at 555 California Street, Suite 4925, San Francisco, California 94014, Attention: Chief Executive Officer or call (415) 659-1899 or email bill@propertiescorp.com.

By order of the Board of Directors,

Kai Cheng Tang

Chief Executive Officer

San Francisco, California
July 1, 2016

INFORMATION STATEMENT

INTRODUCTION

This Information Statement is being mailed to holders of record as of June 29, 2016 of shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Demand Pooling, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with the purchase on June 17, 2016 by Kai Cheng Tang (the “Buyer”) of 68,812,415 shares (the “New Shares”) of Company Common Stock from the Company for a price of $70,000.00 and the simultaneous acquisition by the Buyer of (a) 22,310,000 shares of Company Common Stock from Richard K. Aland for a price of $110,747.00 and (b) 3,877,585 shares of Company Common Stock from Donald Kelly for a price of $19,253.00 (such shares, the “Outstanding Shares” and collectively with the New Shares, the “Shares”). Following these transactions (together, the “Sale Transactions”), the Buyer owns 95,000,000 shares of Company Common Stock or 95.0% of the 100,000,000 issued and outstanding shares of Company Common Stock and the holdings of Messrs. Aland and Kelly (together, the “Sellers”) were reduced to 1,461,138 and 231,322 shares of Company Common Stock, respectively, or an aggregate of approximately 1.69% of the total issued and outstanding shares of Company Common Stock.

The Buyer used his personal funds to acquire the Shares. The Buyer did not borrow any funds to acquire the Shares.

Prior to the purchases of the Shares, the Buyer was not affiliated with the Company. However, the Buyer will be deemed an affiliate of the Company after the purchases of the Shares as a result of his stock ownership interest in the Company.

The purchase of the New Shares by the Buyer was completed pursuant to a written Subscription Agreement with the Company while the purchase of the Outstanding Shares from Messrs. Aland and Kelly was completed pursuant to a written Stock Purchase Agreement among such persons and the Company. The purchase of the New Shares was not subject to any other terms and conditions other than the sale of the New Shares in exchange for the cash payment. The Stock Purchase Agreement contained customary representations and warranties and post-closing covenants of each party and customary closing conditions. Breaches of the representations and warranties of the Company and the Sellers will be subject to indemnification provisions limited, except in the case of fraud, to the 1,692,460 shares of Company Common Stock retained by the Sellers.

Simultaneously with the Buyer’s purchases of the Shares, Mr. Aland resigned as CEO and CFO of the Company and Mr. Tang was elected to such positions, Mr. Aland resigned from the Company’s Board of Directors effective as of the close of business on the day that the Company has fully complied with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, the size of the Board was increased from one to three and Mr. Tang, Daniel L. Conrad and Philip S. Lanterman were simultaneously appointed to the Company’s Board of Directors effective as of the close of business on the day that the Company has fully complied with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing actions represent a change of control of the Company.

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The foregoing description of the Sale Transactions does not purport to be complete and is qualified in its entirety by the terms of the Subscription Agreement and the Stock Purchase Agreement, which have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Current Report on Form 8-K disclosing the Sale Transactions made on June 23, 2016.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about July 1, 2016.

Please read this Information Statement carefully. It describes the terms of the Subscription Agreement and the Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Sale Transactions. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, the Company Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Company Common Stock entitles the holder thereof to one vote. As of June 29, 2016, there are 100,000,000 shares of Company Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

This Information Statement is being provided solely for informational purposes not in connection with any vote of the stockholders of the Company. No proxies are being solicited and you are not requested to send a proxy.

CHANGE OF CONTROL

Pursuant to the terms of the Subscription Agreement and the Stock Purchase Agreement, upon the closing of the Sale Transactions on June 17, 2016 described in the Introduction, above, the Buyer owned 95% of our issued and outstanding capital stock. The issuance of the New Shares to the Buyer described above was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as a transactions by an issuer not involving any public offering.

Because of the issuance of the Shares pursuant to the Subscription Agreement and the Stock Purchase Agreement and the planned change in the composition of the Board, there was a change of control of the Company on June 17, 2016, the date the Sale Transactions were completed.

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DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and director and our proposed directors. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, our sole directors will vote for any substitute nominee or nominees who may be designated by the Buyer prior to the date the new directors take office.

Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers currently and as proposed:

Name	Age	Positions

Richard K. Aland	71	Current Director, Former CEO, CFO and Treasurer
Kai Cheng Tang	49	CEO and CFO, Proposed Director
Philip S. Lanterman	79	COO, Proposed Director
Daniel L. Conrad	72	Secretary, Proposed Director

Richard K. Aland became CEO, Treasurer and a director of Demand Pooling, Inc. in March 2010 and resigned and CEO, CFO and Treasurer at the close of business on June 17, 2016. Previously, Mr. Aland founded PurchasePooling.Com, Inc. and was employed by them from March 2000 to December 2000 and founded Demand Pooling Global Services, LLC (“DPGS”), a related party, where he has been employed since August 2005. Prior to DPGS, he served as an investment banker for thirty (30) years specializing in solving the financial needs of state and local government entities, including a variety of transit agency, airport, stadium, arena and convention center projects. He has been a leader in the municipal finance industry in creating innovative financing techniques, complex leasing structures, and public/private partnerships. Privatization Magazine, referred to Mr. Aland as “...one of the four leading transportation finance specialists in the U.S.” Mr. Aland also has served as Managing Director for Innovative Financial Services Inc. (“IFS”) (Nov. 1988-Apr. 1999) where he was responsible for new business development, adapting innovative and proprietary financing concepts and creative applications of traditional financing approaches. While at IFS he developed public/private partnerships and private sector approaches for the financing of large scale hotels, toll roads, stadiums, convention centers and other projects in Dallas, Denver, Kansas City, Houston, Tampa and others. Prior to IFS, he served as Vice President and Manager of the Southwestern U.S. Public Finance Department for Salomon Brothers Inc. (February 1981 to January 1986) and as Vice President of Public Finance at Goldman, Sachs and Co. (October 1977 to February 1981). He also was Vice President of the investment banking firms, Kuhn, Loeb and Co. (February 1975 to October 1977) and UBS-DB Corp. (January 1970 to February 1975), a Union Bank of Switzerland-Deutsche Bank joint venture where his focus was on international corporate finance. Prior to this, Mr. Aland was in the International Department of Smith Barney as an institutional salesman in New York and London (December 1968 to January 1970). Mr. Aland earned an M.B.A. in finance from the University of Michigan in April 1966 and completed the coursework for a doctorate in finance and international business at Columbia University in April 1970. He also holds a B.B.A. in finance and accounting from the University of Michigan, which he attained in April 1965.

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Kai Cheng Tang became Chief Executive Officer and Chief Financial Officer of the Company at the close of business on June 17, 2016. Mr. Tang, 49, was the Responsible Managing Officer and Vice President of Amherst Associates Construction Management, Inc. from February 2009 to March 2015. In March 2015, he became Chief Executive Officer and President of Amherst Associates Construction Management, Inc., a position he currently holds. In October 2010, he successfully passed the National Fundamentals of Engineering Exam and was duly certified as an Engineer-In-Training by the Board for Professional Engineers, Land Surveyors, and Geologists on January 7, 2011. His interest in working with luxury homes comes from having a family of property developers and contractors. His family in China has built large manufacturing facilities and major commercial buildings. Mr. Tang got his California contractor’s license in 2002 and became a U.S. citizen in 2004. On April 1, 2008, Mr. Tang filed a voluntary Chapter 7 petition in bankruptcy in the U.S. Bankruptcy Court for the Northern District of California under Case No. 08-30548. On July 1, 2008, the court entered its Order Discharging Debtor and Final Decree. On July 8, 2008, Mr. Tang’s bankruptcy case was closed. He attended Guangxi University in Nanning, Guangxi, China and received a B.A. degree majoring in English. It is proposed that Mr. Tang serve as a director of the Company.

Philip S. Lanterman became Chief Operating Officer of the Company at the close of business on June 17, 2016. Mr. Lanterman, 79, is a leader in the field of professional construction management and has been involved in construction project planning, scheduling, cost estimating, construction operations and administration since 1966. As founder of Philip S. Lanterman & Associates in 1966, he has provided the industry with all areas of construction management services on a wide range of heavy engineering and building projects, nationwide and the Pacific Basin. Philip S. Lanterman & Associates became Philip S. Lanterman, Construction Consultant/Construction Manager, a firm headquartered in Roseburg, Oregon, in 2012. Mr. Lanterman has taught construction management courses as an adjunct instructor at several universities since 1977, including most recently, 16 years at Sonoma State University, located in Rohnert Park, California.  He is the author of several comprehensive standard procedure manuals and construction text books, including The Project Manager in Construction, A Manual of Essential Skills. He is currently the President and CEO of American Pacific Builders, Inc., a firm headquartered in Santa Rosa, California which is active in residential construction in the San Francisco Bay Area. Mr. Lanterman is also active as a consultant in the area of construction claims and litigation. He has been engaged at all levels of construction disputes including serving as an expert witness at trial. It is proposed that Mr. Lanterman serve as a director of the Company.

Daniel L. Conrad became Secretary of the Company at the close of business on June 17, 2016. Mr. Conrad is a licensed real estate agent in California and specializes in commercial mortgages. He has been employed for the past 16 years with Smith-Craine Real Estate Finance in San Francisco, working on both residential and commercial loans. He has served on the Board of Directors of the San Francisco chapter of the Certified Commercial Investment Member (CCIM) of the National Association of Realtors. He has invested in real estate in San Francisco and Marin County since the early 1970’s and started his own construction company to renovate his investment properties. Mr. Conrad is the co-author of two books, The Lazy Millionaire: How To Build Real Estate Wealth While You Sleep and The Lazy Millionaire Workbook and a frequent lecturer on real estate topics. Mr. Conrad is a former member of the California Association of Mortgage Brokers and is a candidate for Certified Commercial Investment Member (CCIM) of the National Association of Realtors. He holds a BA degree from Northwestern University with a major in English and Political Science. It is proposed that Mr. Conrad serve as a director of the Company.

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Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements.

Significant Employees

The Company does not presently have any significant employees other than the named officers and directors.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer of the Company during the past ten (10) years.

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions

Licensing Agreement. The Company is a party to a Licensing Agreement, dated as of April 15, 2010, as amended, with Demand Pooling Global Services LLC. Mr. Aland is a principal of DPGS. The Licensing Agreement may not be an arms-length agreement as Mr. Aland owned 23,771,138 shares of the Company, comprising in the aggregate approximately 76.22% of the issued and outstanding shares of Company Common Stock, until the closing of the Sale Transactions on June 17, 2016. Mr. Aland was also an officer and is currently a director of the Company. On June 17, 2016, the Company and DPGS terminated the Licensing Agreement in connection with the Sale Transactions.

Shareholder Loans. Richard Aland and Donald Kelly advanced an aggregate of $34,517 to the Company. Mr. Kelly resigned as an officer and director of the Company in May 2012 while Mr. Aland resigned as an officer on June 17, 2016. These amounts were forgiven in connection with the Sale Transactions.

General. Other than as described above, since the beginning of our last fiscal year, we have not entered into any transactions, and there are no currently proposed transactions, with our officers, directors, beneficial owners of 5% or more of the Company Common Stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeds the lesser of $120,000 or 1% of the average of our total assets for the last three fiscal years.

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Property Ownership. The Buyer intends to discontinue the demand aggregation business in which the Company was previously engaged. The Buyer intends to contribute his interest in a residential real estate property in San Francisco, California to the Company. The Buyer intends to develop the Company into a real estate company engaged primarily in the acquisition, renovation and resale of residential real estate properties, including single-family detached homes and condominiums, initially located in the San Francisco Bay area. A description of the business in which the Buyer intends the Company to engage is included in the Current Report on Form 8-K disclosing the Sale Transactions filed with the SEC on June 23, 2016. The Company’s initial property will be owned by March XIII 2015 LLC, a Delaware limited liability company (“March XIII”). March XIII will be managed by Luxury Landmarks LLC, a Delaware limited liability company (“Luxury”). Luxury will be wholly owned and managed by the Buyer. The members of March XIII will be Luxury, which will have a twenty percent (20%) interest, the Company, which will have an eight percent (8%) interest, and an individual outside investor, who will have a seventy two percent (72%) interest. Net income of March XIII will be allocated among the members in accordance with their percentage interests. Distributions will be made to the members in accordance with their percentage interests, except for liquidating distributions which will be made to the members in accordance with their positive capital account balances.

Construction Management. The Company may engage Amherst Associates Construction Management, Inc., a firm owned by the Buyer, to act as construction manager for its projects. Amherst will be retained as the construction manager for the Company’s initial project on customary commercial terms.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts. Due to the size and limited resources of the Company, we have not adopted a formal Code of Ethics; however, the Board closely reviews all transactions that the Company is involved.

CORPORATE GOVERNANCE

Director Independence

Mr. Aland is currently the sole director of the Company, and he has not been considered “independent” in accordance with rule 4200(a)(15) of the NASDAQ Marketplace Rules. At least two of the three proposed directors will not be considered “independent” in accordance with rule 4200(a)(15) of the NASDAQ Marketplace Rules. We are not currently traded on NASDAQ and are therefore not required to comply with the NASDAQ Marketplace Rules.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2015, our Board of Directors did not meet. Our board conducted all business and approved all corporate actions during the fiscal year ended December 31, 2015 by the unanimous written consent of its members, in the absence of formal board meetings.

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Committees of the Board of Directors

As the Company Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to and do not have any board committees.

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire Board of Directors, which currently consists of Mr. Aland, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our Board of directors we expect that we will seek a qualified independent expert to become a member of our Board of Directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Due to our small size and limited operations to date, we do not presently have a nominating committee, compensation committee or other committee performing similar functions. We have not adopted any procedures by which security holders may recommend nominees to the Board, and we do not have a diversity policy.

Code of Ethics

As of the present date, the Company has not adopted a formal Code of Conduct and Ethics, but plans to do so in the future.

Board Leadership Structure and Role on Risk Oversight

We have no policy requiring the combination or separation of the Principal Executive Officer and Chairman roles and our governing documents do not mandate a particular structure. Our directors recognize that the leadership structure and the combination or separation of these leadership roles is driven by our needs at any point in time.

Our directors are involved in the general oversight of risks that could affect our business and they will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to Demand Pooling, Inc., 555 California Street, Suite 4925, San Francisco, California 94014, Attention: Chief Executive Officer.

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LEGAL PROCEEDINGS

We are currently not a party to any material legal proceedings, nor are we aware of any material pending legal proceeding to which we are a party or of which our property is the subject. We also know of no proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holder of more than 5% of any class of our voting securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Management Compensation

We have not paid any cash or other compensation to any of our current or proposed officers or directors in the last two fiscal years. We have not established standard compensation arrangements for our officers and the compensation, if any, payable to each individual for their service to our company will be determined from time to time by our Board of Directors based upon the amount of time expended by each of the officers on our behalf. None of our officers are full time employees of the Company and none are currently receiving any compensation for their services.

Benefit Plans

Except for its 2009 Employee, Director and Consultant Stock Plan, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of the Company’s employees.

Stock Options

No options to purchase shares of Company Common Stock have been granted by us to our directors or officers.

Management Agreements

We have not entered into any management agreements to date.

Indebtedness of Directors and Officers

None of our directors or senior officers, and no associates or affiliates of any of them, is indebted to us.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a termination of employment or a change in our control.

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Equity Compensation Plans

In February 2010, we adopted, subject to stockholder approval, the 2009 Employee, Director and Consultant Stock Plan (the “Plan”). Under the terms of the Plan, the purchase price of the shares subject to each option grant will not be less than the fair market value at the date of grant. The date of exercise may be determined at the time of grant by our Board, but may not exceed five years. No options have been granted under the Plan. As of June 16, 2016, 12,000,000 shares remain available for issuance under the Plan.

The Plan is intended to serve as an additional incentive to all employees and key individuals to devote themselves to our future success by providing them with an opportunity to increase their proprietary interest through the receipt of options to purchase Company Common Stock.

The Board determines and designates those individuals who are to be granted stock options under the Plan and the number of shares to be subject to such options and, as hereinafter described, the nature and terms of the options to be granted. The Board shall also, subject to the express provisions of the Plan, have authority to interpret the Plan and to prescribe, amend, and rescind the rules and regulations relating to the Plan.

Unless otherwise noted in an individual option agreement or other agreement governing an award under the Plan, any unvested stock options held by an employee at the time of his termination of service from us for any reason will be forfeited.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee or a committee performing similar functions. We plan to have a compensation committee when we elect additional independent persons to our Board of Directors.

Compensation Committee Report

Because we do not have a compensation committee or a committee performing similar functions, we do not have a compensation committee report. All compensation matters are determined by our Board of Directors.

Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation, if any, payable to each individual for their service on our board will be determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf. None of our directors has received any compensation for their services.

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SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company Common Stock as of June 29, 2016, following the completion of the Sale Transactions, by: (i) each current director and executive officer of the Company; (ii) all directors and executive officers as a group; and (iii) each shareholder who owns more than five percent of the outstanding shares of the Company Common Stock. The Company believes each of the persons listed below possesses sole voting and investment power with respect to the shares indicated.

Name and Address	Number of Shares	Percentage Owned

Kai Cheng Tang 555 California Street, Suite 4925 San Francisco, California 94104	95,000,000	95.0%

Philip S. Lanterman 2392 NW Esquire Drive Roseburg, Oregon 97471	0	0%

Daniel L. Conrad 22 Terra Vista Avenue San Francisco, California 94115	0	0%

Richard Aland (3) 12720 Hillcrest Road, Suite 901 Dallas, Texas 75230	1,462,138	1.5%

All officers and directors as a group (4 persons)(3)	96,462,138	96.5%

(1)	This table is based upon 100,000,000 shares issued and outstanding as of June 29, 2016, following the closing of the Sale Transactions.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares. Shares of Company Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

(3)	Richard Aland resigned as an officer of the Company effective at the close of business on June 17, 2016 at which time Messrs. Tang, Lanterman and Conrad became officers of the Company.

Changes in Control

There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Act of 1934, as amended, requires that our executive officers and directors and persons who beneficially own more than ten percent (10%) of our Company Common Stock (referred to herein as the “reporting persons”), file with the Securities and Exchange Commission various reports as to their ownership of and activities relating to the Company Common Stock. Copies of the reports are required by SEC regulation to be furnished to the Company. Mr. Aland has not filed his Form 3 reporting his appointments as an officer and director of the Company and Messrs. Tang and Lanterman were late in filing their Form 3s reporting their appointment as officers of the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our Board of Directors at Demand Pooling, Inc., 555 California Street, Suite 4925, San Francisco, California 94014, Attention: Chief Executive Officer.

By order of the Board of Directors,

Kai Cheng Tang

Chief Executive Officer

San Francisco, California

July 1, 2016

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2016

DEMAND POOLING, INC.

By: /s/ Kai Cheng Tang

Kai Cheng Tang

CEO